Exhibit 99.1

PRESS RELEASE

For immediate release

NuRAN Wireless Announces Plans to Voluntarily Delist from the Canadian Securities Exchange

Quebec, QC, Canada – September 1, 2026 – NuRAN Wireless Inc. (Nasdaq: NUR; CSE: NUR; FSE: 1RN) (“NuRAN” or the “Company”), a leading provider of rural connectivity infrastructure in Africa, announces that it has applied for a voluntary delisting of its common shares ("Shares") from the Canadian Securities Exchange (the "CSE"). The delisting from the CSE will not affect the Company's listing on NASDAQ and its Shares will continue trading on the NASDAQ under the symbol "NUR".

The decision to delist from the CSE was made after careful consideration of the Company's current operational needs, trading volumes, and the costs associated with maintaining a dual listing.  The Company also believes that delisting from the CSE will create a central marketplace for its Shares on the Nasdaq and ultimately benefit the long-term liquidity and shareholder value of the Company. All shareholders can continue trading NuRAN's shares on Nasdaq under the symbol "NUR".

The Company is grateful to the CSE for providing its initial opportunity to access public markets. It is expected, subject to approval from the CSE, that the close of business on September 4, 2026, will be the final trading day for NuRAN on the CSE.

The Company also announces that Mr. Navindran Naidoo has resigned from the board of directors, effective immediately, to pursue other industry opportunities that may conflict with his role as a director of the Company. The Company thanks Mr. Naidoo for his contributions and wishes him success in his future endeavours.

About NuRAN Wireless:

NuRAN Wireless Inc. (Nasdaq: NUR; CSE: NUR; FSE: 1RN) is a rural telecommunications infrastructure company connecting remote and underserved communities across Africa. Through its Network-as-a-Service model, NuRAN finances, builds, owns, operates and maintains 2G, 3G and 4G mobile network infrastructure for mobile network operators seeking to expand coverage outside urban markets.

NuRAN has more than 5,000 sites under contract, of which a portion have been built and are operating today. The Company combines telecommunications engineering, low-power wireless technology, renewable-energy-enabled infrastructure, site selection and field operations to solve the economic and technical challenges of rural mobile coverage.

NuRAN is also building on this foundation. Its wholly owned subsidiary, NuEnergy, owns and operates the Company's solar, storage and hybrid power systems, and NuRAN is developing plans to add modular edge compute nodes at select built sites to bring local computing and future AI-driven services closer to the communities it serves.

PRESS RELEASE

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward Looking Statements

This press release contains certain "forward-looking statements" within the meaning of Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "believes", "anticipates", "expects", "is expected", "scheduled", "estimates", "pending", "intends", "plans", "forecasts", "targets", or "hopes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "will", "should" "might", "will be taken", or "occur" and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that the Company expects or anticipates will or may occur in the future including the Company’s intention to identify and appointment a replacement director; the Company's potential delisting from the CSE; the Company's expectation that its Shares will be delisted from the CSE; the Company ceasing to file reports to the CSE after delisting; and the Company's expectation that its Shares will continue trading on the NASDAQ.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the Canadian Securities Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's potential delisting from the CSE; the Company ceasing to file reports to the CSE; the Company's ability to relist on the CSE in the future; the timing and receipt of certain approvals from the CSE pertaining to the delisting; and the anticipated benefits associated with delisting.

The reader is urged to refer to additional information relating to NuRAN, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

This list of risk factors should not be construed as exhaustive. The Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.